Law Office of BRIAN P. SIMON
______________________________________________
Attorneys at Law

November 5, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attn:	Jay Ingram Edward Kelly

Re:	ABCO Energy, Inc. Registration Statement on Form S-1 Amendment No. 3 Commission File No. 333-207419

Dear Mr. Ingram and Mr. Kelly:

On behalf of our client, ABCO Energy, Inc. (“ABCO”), we are electronically transmitting for filing under the Securities Act of 1933, as amended (the “Act”), one copy of its Amendment No. 3 to its Registration Statement on Form S-1, File No. 333-207419, [“Form S-1/3A”].

The Form S-1/3A contains ABCO’s responses to the comments of the Commission’s staff (the “Staff”) regarding Amendment No. 2 to the Form S-1 Registration Statement which was filed with the Commission on November 3, 2015.  The comments were transmitted  to ABCO via email yesterday and today, November 4, 2015 and November 5, 2015, respectively.

The responses  of ABCO to the Staff’s comments may be found in the “Explanatory Note” on page 3, under the caption “Offering” on page 12 and under the caption “Determination of Offering Price” on page 15.

Securities and Exchange Commission
November 5, 2015

ABCO respectfully requests the Staff complete its the review of the Form S-1/3A as soon as possible so that we can go effective tomorrow, Friday, November 6, 2015, as requested.

Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any comments or questions regarding the Form S-1 or this transmittal/response letter to me at (310) 855-3382, or to Larry Winters at (424) 228-5473.

Thank you very much for your help and assistance with this matter.

Very truly yours,

LAW OFFICE OF BRIAN P. SIMON

Brian P. Simon

By Brian P. Simon

cc:  Charles O’Dowd, ABCO Energy, Inc.
Michael Kelley, Esq., SEC Staff, Division of Corporation Finance

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